Exhibit 4.6

AMENDMENT NO. 5 TO

ONEOK, INC. 401(K) PLAN

(As amended and restated effective January 1, 2014)

1.    Effective January 1, 2015, Paragraph 15.A. of Article I of the Plan is amended in its entirety as follows:

A.    Non-Bargaining Unit Participants. The total annual base salary plus any lump sum merit pay and promotion awards, gainshare awards, cash incentive compensation, commissions, overtime pay, and shift differentials paid to a Participant by the Company, but excluding amounts ~~deferred contributed~~ credited by the Company ~~or deferred by the Participant~~ under a plan of deferred compensation to the extent that such notional contributions ~~or deferrals~~ are not includible in gross income of the Participant for the taxable year in which notionally contributed ~~or deferred~~. Provided, that any reduction in salary elected and deferred by the Participant under the cash or deferred arrangement of Article III of the Plan, any deferred compensation plan or under Code Sections 125, 132(f)(4), 402(e)(8) and 457 pursuant to the employee benefit plans of the Company shall be included in determining compensation hereunder. For purposes of this definition incentive compensation shall be treated as paid to a Participant at the time of actual payment. Provided, further, that the annual compensation of each Participant taken into account under this Plan for any year shall not exceed two hundred sixty thousand dollars ($260,000) in the years beginning after December 31, 2013, (such two hundred sixty thousand dollars ($260,000) amount to be adjusted to reflect increases in the cost-of-living in accordance with Code Sections 401(a)(17) and 415(d)). The cost-of-living adjustment in effect for a calendar year applies to any period, not exceeding 12 months, over which compensation is determined (determination period) beginning in such calendar year. Provided, further, that the annual compensation of each Participant taken into account under Plan shall not exceed $260,000 and such $260,000 amount shall be adjusted to reflect increases in the cost-of-living in accordance with Code Sections 401(a)(17) and 415(d).

2.    Effective January 1, 2016, the first subparagraph within Paragraph 2.A. of Article III of the Plan is amended in its entirety as follows:

1.    Each Employee who is a Non-Bargaining Unit Participant in this Plan may elect a Reduction in Compensation in an amount not in excess of fifty percent (50%) of his/her Compensation (but without giving effect to the limits set forth in Section 401(a)(17) of the Code) or the limitation on exclusion of elective deferrals for his/her taxable year, provided in Code Section 402(g), subject to applicable cost-of-living adjustment thereunder, or as provided in any successor provision of the federal tax law.

3.    Effective January 1, 2015, the third subparagraph within Paragraph 9.A. of Article III of the Plan is amended in its entirety as follows:

3.    The Automatic Elective Deferrals made on behalf of Participants shall not be Roth Elective Deferrals; provided, however, that each Participant with a Roth Elective Deferral of at least 1% but no more than 5% as of January 1, 2015 shall have his or her Roth Elective Deferral automatically increased to 6% on January 1, 2015.

4.    Effective January 1, 2015, the first subparagraph within Paragraph 9.E. of Article III of the Plan is amended in its entirety as follows:

1.    No later than 90 days after Automatic Elective Deferrals are first withheld from a Participant’s pay, the Participant may request a taxable distribution of his or her Automatic Elective Deferrals. Spousal consent is not required for any such withdrawal of Automatic Elective Deferrals. This withdrawal right is not available to Participants whose existing Reduction in Compensation or Roth Elective Deferral of at least 1% but no more than 5% is increased to 6% on January 1, 2015.

5.    Effective January 1, 2015, the first subparagraph within Paragraph 1.A. of Article VII of the Plan is amended in its entirety as follows:

1.    The Company shall make a Matching Contribution for each Non-Bargaining Unit Participant which shall be equal to the Company’s 401(k) Contribution for such Participant based upon such Participant’s elected Reduction in Compensation and deferral for that month, subject to the limitation stated in clause (3) of this subparagraph 1.A., below; provided, that the Company shall not make any Matching Contribution for such a Non-Bargaining Unit Participant with respect to that part of the Company’s 401(k) Contribution that is ~~either~~ an ESOP Dividend Distribution/Additional Deferral Contribution ~~or a Catch-Up Contribution made for such Participant~~.

6.    Effective January 1, 2015, the fourth subparagraph within Paragraph 1.A. of Article VII of the Plan is amended in its entirety as follows:

4.    A full Matching Contribution shall be made for a Participant whose 401(k) Contributions equal the deferral limitation under Code Section 402(g) prior to the Plan limit on Matching Contributions being reached for the Plan Year. If the Company’s 401(k) Contributions based upon a Participant’s elected Reduction in Compensation equal the Code Section 402(g) limitation at any time during a Plan Year, and when such limitation is reached no further Company 401(k) Contributions or After-Tax Deposits are made for or by such Participant for that Plan Year, and the amount of Matching Contributions made for the Plan Year is then less than the Maximum Matching Contribution Amount, the Company shall thereafter make one or more monthly Matching Contributions for the Participant in that Plan Year until the total Matching Contributions made for the Participant for that Plan Year equal such Maximum Matching Contribution Amount. For purposes of this subparagraph A.4, the term “Maximum Matching Contribution Amount” shall mean the lesser of (i) the total amount of the Company’s 401(k) Contributions for the Participant and the Participant’s After-Tax Contributions for that Plan Year, or (ii) six percent (6%) of the total of the Participant’s monthly compensation for all months in that Plan Year.

~~Notwithstanding the above, there shall be no Matching Contributions with respect to Catch-up Contributions.~~

7.    Effective January 1, 2015, Paragraph 1.I. of Article IX of the Plan is removed in its entirety, and Paragraph 10.F of Article IX of the Plan is amended by inserting the following as a new subparagraph at the end thereof:

7.    This paragraph 10 supersedes any conflicting provisions in former paragraph 1.I of this Article IX, which provisions shall be given no effect.

8.    Effective January 1, 2016, Paragraph 3 of Article XI of the Plan is amended in its entirety as follows:

Except as provided in paragraph 6. of this Article XI, below, when a Participant dies or his/her employment with the Company is terminated by retirement or for any other reason (except transfer of employment to a subsidiary of the Company participating in the Plan), the account of such Participant under the Plan will be completely liquidated, and the entire balance of the account will be distributed in a single payment to the Participant, or his/her surviving spouse, beneficiaries or legatees, or heirs, respectively, whichever is entitled thereto. The determination of the distributee or distributees in the event of a Participant’s death shall be made in accordance with Article XIII of the Plan. Every distribution on death of a Participant shall be an immediate distribution by a single payment of the entire account. Subject to any more restrictive requirements in paragraph 11, below, I~~t~~it is intended by this paragraph 3. that distribution of the entire balance in the account of a Participant is to be made as soon as reasonably practicable after the death of a Participant, or termination of employment by retirement or for any other reason and in no event shall distribution by reason of the Participant’s death be made later than five (5) years after the death of the Participant; provided, that if the Participant’s account exceeds five thousand dollars ($5,000), it shall not be immediately distributed until the Participant attains age sixty-five (65) (which shall be considered the normal retirement age under the Plan and Code Section 411(a)(8)) without the written consent of the

Participant; but no consent to immediate distribution shall be required in the event of the death of a Participant, and such requirement of consent shall not give a Participant a right to any form or method of payment of his/her account, and his/her account shall be maintained and distributed thereafter only in accordance with the rights to, and sequence of requested distribution stated in paragraphs 7. and 9. of this Article XI, below. Any such undistributed balance of the Participant’s account shall be distributed upon his/her attaining age sixty-five (65); provided that a Participant, who has separated from employment with the Company by retirement or for any reason other than death, may make the affirmative election to defer distribution of his/her account beyond age sixty-five (65) pursuant to paragraph 6. of this Article XI, below.

9.    Effective January 1, 2016, subparagraph 2(b)(ii) of Paragraph 11.D. of Article XI of the Plan is amended in its entirety to read as follows:

(ii)    If the Participant dies before the distribution of the Participant’s interest has begun in accordance with Paragraph 11.D.2.b.(1), above, the entire interest of the Participant shall be distributed in the manner and form provided for under the Plan in such event, but no case later than~~:~~

~~(1)within~~ 5 years after the death of such Participant~~, or~~

~~(2)If any portion of the Participant’s interest is payable to (or for the benefit of) a Designated Beneficiary pursuant to the provisions of the Plan, such portion shall be distributed (in accordance with Treasury regulations under Code Section 401(a)(9)) over the life of such Designated Beneficiary (or over a period not extending beyond the Life Expectancy of such Designated Beneficiary), and such distributions shall begin not later than one (1) year after the Participant’s death or such later date as is prescribed in the Treasury regulations under Code Section 401(a)(9)~~.

10.    Effective January 1, 2015, Paragraph 3 of Article XII of the Plan is amended in its entirety as follows:

In the event a Participant makes a withdrawal of After-Tax Deposits in his/her Plan Account pursuant to paragraph 2., above, such Participant shall not be entitled to Company Matching Contributions otherwise required to be made under the Plan until the first of the next month following the expiration of six (6) months from the date of such withdrawal by such Participant. Provided, such suspension of Company Matching Contributions shall not apply to withdrawal of any After-Tax Deposits that were made by a Participant to the Plan prior to January 1, 1987, or to any withdrawals after age fifty-nine and one-half (59 1⁄2) pursuant to Paragraph 7 below. This suspension and abatement of the Participant’s right to receive Company Matching Contributions shall not affect the Participant’s right to elect a Reduction in Compensation or make After-Tax Deposits to the extent otherwise permissible under the Plan.

11.    Effective January 1, 2015, the second non-numbered subparagraph within Paragraph 3 of Article XV of the Plan is amended in its entirety as follows:

Except for those authorities and responsibilities which are expressly reserved to the Board of Directors herein, the ONEOK, Inc. Benefit Plan Sponsor Committee shall possess and exercise all non-fiduciary “settlor” authority to act on behalf of the Company with respect to the Plan. The ONEOK, Inc. Benefit Plan Sponsor Committee shall consist of the Company’s President and Chief Executive Officer; Executive Vice President and Chief Administrative Officer; Senior Vice President, Chief Financial Officer and Treasurer; Senior Vice President, General Counsel and Assistant Secretary; ~~Senior~~ Executive Vice President – ~~Market Analysis~~ Strategic Planning and Corporate Affairs; Vice President – Human Resources; Vice President, Secretary and Associate General Counsel; and their respective successors in title or duties, authority and function.

12.    Effective January 1, 2015, the fifth non-numbered subparagraph within Paragraph 7 of Article XV of the Plan is amended in its entirety as follows:

By participating in the Plan, each Participant is deemed to have waived any right to participate in any class action or accept any form of personal recovery (equitable, monetary or otherwise) therefrom. Any legal proceeding filed by any Participant in connection with the Plan may only be filed in the United States District Court for the Eastern District of Oklahoma, located in Tulsa, Oklahoma. Moreover, each Participant shall be deemed to have agreed to participate in binding arbitration or such other means of alternate dispute resolution as the Company or the Committee may require from time to time.

13.    Effective January 1, 2015, Article XV of the Plan is amended by inserting the following as new paragraphs at the end thereof:

15.    Overpayments

Whenever a payment is made by the Plan that is more than the benefit to which any Participant, beneficiary, alternate payee or other person is entitled under the Plan or applicable law, whether due to a mistake of fact or any other reason, an equitable lien by agreement shall be imposed on such excess payment and the Plan will have an unrestricted right to recover the cumulative amount of all such excess payments. If the recipient does not repay the overpaid amount promptly upon request, the Plan or the Company may withhold or offset future amounts, sue to recover such amounts or use any other lawful remedy to recoup any such amounts. In addition, the recipient may be required to reimburse the Company for any liability the Company incurs due to any failure to withhold, remit and report applicable taxes with respect to any such overpayment. If the Company, the Plan or any Plan fiduciary commences a legal proceeding to recover an overpayment, the recipient (including any third party who is holding any funds attributable to the overpayment) will be required to reimburse such entity for reasonable attorneys’ and other professional fees, court costs, disbursements and any other expenses incurred in attempting to collect the overpayment.

16.    Unclaimed Benefits

If the Plan is unable to make payment to any Participant, beneficiary, alternate payee or other person to whom a payment is due under the Plan because it cannot ascertain the identity or location of such person after making reasonable, good faith efforts, then the Plan Administrator may take such actions as it deems necessary and advisable, including but not limited to use of a third-party locator service, transferring such amounts to an IRA for the recipient’s benefit, forfeiture, freezing the Plan account, payment of Plan administration expenses or escheat under applicable state law. The cost of such actions and any resulting taxes, penalties and related costs (including reasonable attorneys’ fees) shall be borne by the payee to the maximum extent permitted by law.